UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-11442

Chart Industries, Inc.

(Exact Name of Registrant as Specified in Charter)

5885 Landerbrook Drive, Suite 205, Cleveland, Ohio 44124             (440) 753-1490

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, par value $.01 per share, CUSIP no. 16115Q 10 0

(Title of Each Class of Securities Covered by This Form)

Common Stock, par value $.01 per share, CUSIP no. 16115Q 20 9 and

Warrants to purchase Common Stock, CUSIP no. 16115Q 11 8

(Title of All Other Classes of Securities for Which a Duty to File Reports Under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:          0

Explanatory Note: Pursuant to the Amended Joint Prepackaged Reorganization Plan of Chart Industries, Inc. (the “Company”) and Certain Subsidiaries, dated September 3, 2003, which the United States Bankruptcy Court of the District of Delaware confirmed on September 4, 2003, the Company’s old Common Stock, par value $.01 per share, CUSIP no. 16115Q 10 0 was cancelled, effective September 15, 2003. The Company’s new Common Stock, par value $.01 per share, CUSIP no. 16115Q 20 9, and Warrants to purchase shares of such new Common Stock, CUSIP no. 16115Q 11 8, each remain outstanding and registered under Section 12(g) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 25, 2003	By:	/s/ Michael F. Biehl

Michael F. Biehl
Chief Financial Officer and Treasurer

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